06003721

AB 3/3/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44905

RECEIVED FEB 24 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 MM/DD/YY AND ENDING 12/31/2005 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: English Concepts, Inc.

~~English Concepts~~-DBA PMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27545 Diehl Road, Ste. 100
(No. and Street)

Warrenville, (City) IL (State) 60555 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. English 630-393-9494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkby, Pheland & Assoc., CPA, LLC
(Name – *if individual, state last, first, middle name*)

One Tiffany Pointe, Ste 300, Bloomingdale, IL 60108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/12/06

OATH OR AFFIRMATION

I, Michael R. English, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of English Concepts dba PMA Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELIZABETH A CUMMINGS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/05/08

Elizabeth A. Cummings
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMA
PUBLIC FINANCE SPECIALISTS

ENGLISH CONCEPTS DBA PMA SECURITIES, INC.

Financial Statements

For The Years Ended December 31, 2005 and 2004

With

Report of Independent Auditors

Prepared By:

KIRKBY, PHELAN & ASSOCIATES, CPA, LLC
Certified Public Accountants

One Tiffany Pointe Suite 300 • Bloomingdale, Illinois 60108

CONTENTS

KIRKBY, PHELAN & ASSOCIATES, CPA, LLC
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of
ENGLISH CONCEPTS dba PMA SECURITIES, INC.
Warrenville, Illinois 60555

We have audited the accompanying balance sheets of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2005 and 2004, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2005 and 2004, and the results of its operations and its changes in cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basis of the financial statements taken as a whole. The supplementary information presented on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

Kirkby, Phelan & Associates, CPA, LLC

Bloomingdale, Illinois
January 26, 2006

One Tiffany Pointe • Suite 300 • Bloomingdale, IL 60108 • Located at the corner of Bloomingdale and Schick Roads
Telephone (630) 582-2345 • Fax (630) 582-2585 • Web http://www.kirkby.com

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$ 2,271,969	$ 2,323,935
Accounts Receivable	54,403	49,767
Prepaid Expenses	35,883	12,350
Investment in Securities, at Value	268,311	270,529
Total Current Assets	2,630,566	2,656,581
OTHER ASSETS	5,000	5,000
TOTAL ASSETS	$ 2,635,566	$ 2,661,581

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts Payable	$ 598	$ -
Accrued State Replacement Tax	7,516	14,254
Due to Related Party	70,900	180,993
Deferred Compensation - Current Portion	25,630	24,236
Total Current Liabilities	104,644	219,483
LONG-TERM LIABILITIES		
Deferred Compensation - Net of Current Portion	592,895	618,525
Total Liabilities	697,539	838,008
STOCKHOLDERS' EQUITY		
Common Stock (No Par Value, Authorized 10,000 Shares, 1,565 Shares Issued and Outstanding)	86,075	86,075
Retained Earnings	1,851,952	1,737,498
Total Stockholders' Equity	1,938,027	1,823,573
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,635,566	$ 2,661,581

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Trading Revenue	$ 1,799,272	$ 1,308,638
Remarketing Revenue	475,068	410,489
Investment Banking Revenue	36,102	-
Total Revenues	2,310,442	1,719,127
GENERAL AND ADMINISTRATIVE EXPENSES	1,613,565	517,091
INCOME FROM OPERATIONS	696,877	1,202,036
OTHER INCOME (EXPENSE)		
Dividends & Interest	19,765	14,433
Realized Gain (Loss) on Sale of Investments	30	4,580
Unrealized Appreciation (Decline) of Investments	(2,218)	14,766
	17,577	33,779
EARNINGS BEFORE TAXES	714,454	1,235,815
INCOME TAX PROVISION	-	-
NET INCOME	$ 714,454	$ 1,235,815

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	COMMON STOCK	RETAINED EARNINGS
BALANCE JANUARY 1, 2004	$ 86,075	$ 1,101,683
NET INCOME	-	1,235,815
DIVIDENDS DECLARED	-	(600,000)
BALANCE DECEMBER 31, 2004	$ 86,075	$ 1,737,498
BALANCE JANUARY 1, 2005	$ 86,075	$ 1,737,498
NET INCOME	-	714,454
DIVIDENDS DECLARED	-	(600,000)
BALANCE DECEMBER 31, 2005	$ 86,075	$ 1,851,952

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows from Operating Activities		
Net Income (Loss)	$ 714,454	$ 1,235,815
Add (Deduct) Items Not Affecting Cash		
Unrealized (Appreciation) Decline of Investments	2,218	(14,766)
Gain on Sale of Investments	(30)	(4,580)
(Increase) Decrease in Accounts Receivable	(4,636)	479
(Increase) Decrease in Prepaid Expenses	(23,533)	8,369
Increase (Decrease) in Accounts Payable	598	(88)
Increase (Decrease) in Accrued State ReplacementTax	(6,738)	4,227
Increase (Decrease) in Due to Related Party	(110,093)	77,966
Increase (Decrease) in Deferred Compensation	(24,236)	(22,918)
	(166,450)	48,689
Net Cash Provided (Used) From Operating Activities	548,004	1,284,504
Cash Flows From Investing Activities		
Proceeds From Sale of Securities	30	47,015
Purchase of Investments	-	(24,925)
Net Cash Provided (Used) From Investing Activities	30	22,090
Cash Flows From Financing Activities		
Dividends Declared	(600,000)	(600,000)
Net Cash Provided (Used) From Financing Activities	(600,000)	(600,000)
Net Increase (Decrease) in Cash	(51,966)	706,594
Cash Balance, January 1	2,323,935	1,617,341
Cash Balance, December 31	$ 2,271,969	$ 2,323,935
Supplemental Information		
Interest Paid	$ -	$ -
Income Taxes Paid	$ 14,254	$ 10,027

See independent auditors' report and notes to the financial statements.

Note A - *Summary of Significant Accounting Policies*

This summary of significant accounting policies of ENGLISH CONCEPTS dba PMA SECURITIES, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Description of Business

The Company has been organized to provide investment banking services, local government investment pools, and government securities as investments to public-sector clients. In addition, the Firm will sell stocks and bonds for institutional activity through investment advisors and directly to public-sector clients to provide financial management services for personal and retirement funds.

Basis of Accounting

The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred.

Cash and Cash Equivalents

The Corporation considers cash to be short-term, highly liquid investments that have maturities of three months or less.

Trade Accounts Receivable

Trade accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note A - *Summary of Significant Accounting Policies (Continued)*

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation.

Note B - *Concentrations of Credit Risk*

The Company maintains cash balances at several financial institutions. Accounts at each institution are either insured by the Federal Depository Insurance Corporation or the Securities Investment Protection Corporation. At December 31, 2005 and 2004 the Company's uninsured cash balances were $1,905,725 and $2,061,391 respectively.

Note C – *Investments*

The cost of these securities was $356,861 and $356,861 for the years ended December 31, 2005 and 2004.

Note D – *Income Taxes*

The Company elected to be treated as an "S" Corporation under the Internal Revenue Code, effective January 1, 1992. Accordingly, the current taxable income of the company is allocable to the shareholders, who are responsible for the payment of Federal and State income taxes thereon. The company is subject to a replacement tax that was $7,516 and $14,254 for the years ending December 31, 2005 and 2004, respectively.

Note E – *Deferred Compensation*

The Company agrees that from and after January 1, 1999 it will pay a shareholder the sum of $20,000 per calendar year for a period of twenty years. Such payments shall be payable in semi-monthly installments of $833.33 each on the 15th and last day of each calendar month starting January 15, 1999 and ending December 31, 2018.

The Company has entered into an agreement with another shareholder in which the company agrees that from and after January 1, 2003, it will pay to the shareholder $40,000 per calendar year for a period of twenty years. Such payments shall be payable in semi-monthly installments of $1,666.67 each on the 15th and last day of each calendar month starting January 15, 2003 and ending December 31, 2022.

Note F – *Deferred Compensation (Continued)*

Maturities of deferred compensation for the years ended December 31 are as follows:

	2005	2004
2006	$ -	$ 25,630
2007	27,104	27,104
2008	28,663	28,663
2009	30,311	30,311
2010	32,055	32,055
2011	33,899	-
thereafter	440,863	474,762
	$ 592,895	$ 618,525

As of January 1, 2006, the Company and the shareholders mutually agreed to terminate the deferred compensation arrangement and the deferred compensation payable was decreased to a zero balance.

Note G – *Related Party Transactions*

The Company's payroll is paid by a related corporation, in which the shareholders of ENGLISH CONCEPTS dba PMA SECURITIES, INC. are also shareholders. The amount for payroll billed to the Company by the related corporation for the years ended December 31, 2005 and 2004 was $60,000 and $60,000, respectively. The Company also remitted a management fee to this same related company of $1,380,600 and $345,000 for the years ended December 31, 2005 and 2004, respectively. The amounts due this Company were $70,900 and $180,993, for the years ended December 31, 2005 and 2004, respectively.

Note H – *Net Capital*

No material differences exist from the Computation of Net Capital under Rule 15c3-1 in the Audit Report with the Company's most recent unaudited report filed. A copy of this report and the Statement of Financial Condition is currently available for inspection at the principal office of the Commission in Washington, D.C., and the regional office of the Commission for the region in which the Company has its place of business.

Note J – ***Exemptions***

The Company is exempt from the Computation of Reserve Requirements pursuant to Rule 15c3-3, as well as Information Relating to Possession or Control Requirements under Rule 15c3-3. As of December 31, 2005, no facts came to our attention to indicate the exemption had not been complied with since the date of our last audit opinion, dated January 24, 2005, for the year ended December 31, 2004. There are also no material inadequacies in the accounting system and internal accounting controls which would (a) inhibit the Company from promptly completing securities transactions; (b) result in material financial loss; (c) result in material misstatements in the Company's financial statements; or (d) result in violations of the Commission's record keeping or financial responsibility rules.

SUPPLEMENTARY INFORMATION

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

SCHEDULE OF GENERAL & ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
GENERAL AND ADMINISTRATIVE EXPENSES		
Contractual Services	$ 1,380,600	$ 345,000
Telerate Services	44,075	41,231
Payroll Expenses	35,764	37,082
Subscriptions	32,520	6,346
Client Promotions	30,551	11,611
Staff Development	24,419	5,230
Professional Fees	22,460	24,594
Regulatory Fees	18,525	15,987
Clearing Fees	13,842	14,507
Travel	1,652	-
Office Expense	876	-
Other Taxes & Licenses	765	1,249
State Replacement Tax	7,516	14,254
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 1,613,565	$ 517,091

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Stockholders' Equity, January 1	$ 1,823,573	$ 1,187,758
Revenues	2,330,237	1,738,140
Expenses	(1,613,565)	(517,091)
Unrealized Appreciation (Decline) on Investments	(2,218)	14,766
Dividends Declared	(600,000)	(600,000)
Stockholders' Equity, December 31	1,938,027	1,823,573
Non-Allowable Assets	104,644	71,787
Net Capital Before Haircuts	1,833,383	1,751,786
Normal Haircuts	39,752	40,084
Undue Concentration	-	-
	39,752	40,084
Net Capital	$ 1,793,631	$ 1,711,702
Required Net Capital	$ 100,000	$ 100,000

See independent auditors' report and notes to the financial statements.

KIRKBY, PHELAN & ASSOCIATES, CPA, LLC
Certified Public Accountants

Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements and supplementary information of English Concepts dba PMA Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management informs us that there is close supervision of accounting records on a daily basis, thus offsetting the lack of separation of duties. In view of this supervision, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkby, Phelan & Associates, CPA, LLC

Bloomingdale, Illinois
January 26, 2006